Filed Pursuant to Rule 433

Registration No. 333-231404

Final Term Sheet

February 12, 2020

AT&T Inc.

€2,000,000,000 Fixed Rate Reset Perpetual Preferred Securities, Series B

ISSUER:	AT&T Inc.

TITLE OF SECURITIES:	Fixed Rate Reset Perpetual Preferred Securities, Series B (the “Preferred Securities”)

PRICING DATE:	February 12, 2020

SETTLEMENT DATE (T+3)	February 18, 2020*

MATURITY DATE:	Perpetual

NUMBER OF PREFERRED SECURITIES:	20,000

STATED AMOUNT/LIQUIDATION PREFERENCE:	€100,000 per Preferred Security; €2,000,000,000 total

PRICE TO PUBLIC (ISSUE PRICE):	€100,000 per Preferred Security

UNDERWRITING DISCOUNT:	€700.00 per Preferred Security

NET PROCEEDS (BEFORE EXPENSES):	€99,300 per Preferred Security; €1,986,000,000 total

USE OF PROCEEDS:	General corporate purposes.

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	$1,200,000

DISTRIBUTION RATES:	The Preferred Securities will pay distributions equal to:

•   from the issue date to, but excluding, May 1, 2025 (the “First Reset Date”): an annual rate equal to 2.875% of the stated amount per Preferred Security;

•   from and including the First Reset Date to, but excluding, May 1, 2030: an annual rate equal to the 5-year Swap Rate (as defined below) plus 3.140% of the stated amount per Preferred Security;

•   for each Subsequent Reset Date from and including May 1, 2030 to, but excluding, May 1, 2045: an annual rate equal to the 5-year Swap Rate plus 3.390% of the stated amount per Preferred Security; and

•   for each Subsequent Reset Date from and after May 1, 2045: an annual rate equal to the 5-year Swap Rate plus 4.140% of the stated amount per Preferred Security.

The “5-year Swap Rate” means the applicable annual mid-swap rate for swap transactions in euro with a maturity of five years as displayed on Reuters screen “ICESWAP2” under the heading “EURIBOR BASIS,” as of 11:00 A.M. (Central European time) on the date that is two business days prior to the First Reset Date and each Subsequent Reset Date, as applicable.

SUBSEQUENT RESET DATES:	Every fifth anniversary of the First Reset Date.

DISTRIBUTION STOPPER	If any Preferred Security remains outstanding, unless full accrued distributions on all outstanding Preferred Securities have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment: (i) no distribution may be declared or paid or set aside for payment on any junior stock of the Company, other than a distribution payable solely in stock that ranks junior to the Preferred Securities in the payment of distributions and in the distribution of assets on any liquidation, dissolution or winding up of the Company; and (ii) no monies may be paid or made available for a sinking fund for the redemption or retirement of junior stock, nor shall any shares of junior stock be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly, other than in certain limited circumstances.

DISTRIBUTION PAYMENT DATES:	When, as and if declared by AT&T’s board of directors or a duly authorized committee thereof, the AT&T will pay distributions on a cumulative basis, annually in arrears on the first day of May of each year, accruing from and including the Settlement Date, commencing on May 1, 2021.

DAY COUNT FRACTION:	The amount of the distribution per Preferred Security for each distribution period (or portion thereof) will be calculated on the basis of the actual number of days in the period for which the distribution is being calculated and the actual number of days from and including the last date on which a distribution was paid on the Preferred Securities (or February 18, 2020, if no distribution has been paid on the Preferred Securities), to but excluding the next scheduled distribution payment day. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.

OPTIONAL REDEMPTION

The Preferred Securities are perpetual and have no maturity date. AT&T may, at its option, redeem the Preferred Securities:

(i) in whole but not in part, on each day during the period from March 2, 2025 (the “First Call Date”) to the First Reset Date and on any distribution payment date thereafter, at a cash redemption price equal to the stated amount (i.e., €100,000 per Preferred Security), plus (except as otherwise provided herein) an amount equal to all accrued and unpaid distributions thereon (whether or not declared), to, but not including, the date fixed for redemption, or

(ii) in whole but not in part at any time within 90 days after the conclusion of any review or appeal process instituted by us following the occurrence of a ratings event (as defined in the Preliminary Prospectus Supplement) at a cash redemption price equal to €101,000 per Preferred Security prior to the First Call Date or (b) €100,000 per Preferred Security on or after the First Call Date, plus, in each case, (except as otherwise provided herein) an amount equal to all accrued and unpaid distributions thereon (whether or not declared) to, but not including, the date fixed for redemption.

RANKING:	The Preferred Securities will rank senior to common shares and junior to all existing and future indebtedness.

LISTING:	Application has been made to The Irish Stock Exchange plc trading as Euronext Dublin for the Preferred Securities to be admitted to the official list and to trading on the Global Exchange Market of Euronext Dublin.

RATINGS:	Ba1 / BB+ / BBB (Moody’s / S&P / Fitch)**

JOINT BOOKRUNNERS:

Deutsche Bank AG, London Branch (Sole Structuring Advisor), Banco Santander, S.A., Barclays Bank PLC, Credit Suisse Securities (Europe) Limited.

Banco Bilbao Vizcaya Argentaria, S.A., Commerzbank Aktiengesellschaft and Société Générale.

ISIN:	XS2114413565

COMMON CODE:	211441356

CUSIP:	U04644CR6

*

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Securities on the date of pricing will be required, by virtue of the fact that the Preferred Securities initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**

The rating of the Preferred Securities should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Preferred Securities are not available to retail in European Economic Area or in the United Kingdom.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING DEUTSCHE BANK AG, LONDON BRANCH AT 1-800-503-4611 (TOLL FREE), BARCLAYS BANK PLC at 1-888-603-5847 (TOLL FREE) CREDIT SUISSE SECURITIES (EUROPE) LIMITED at 1-800-221-1037 (TOLL FREE), BANCO BILBAO VIZCAYA ARGENTARIA, S.A. at (34 91) 537 0651 (TOLL FREE), COMMERZBANK AKTIENGESELLSCHAFT at 1-800-233-9164 (TOLL FREE) AND SOCIÈTÈ GÈNÈRALE at 1-855-881-2108 (TOLL FREE) OR BANCO SANTANDER, S.A. at SYNDICATE@SANTANDERCIB.CO.UK.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.